May 23, 2019

United States Securities and Exchange Commission
Division of Corporate Finance	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549

Attention: Stacie Gorman and Sonia Barros

RE:	Dakota Real Estate Investment Trust
Amendment of Offering Statement on Form 1-A
SEC File No. 024-10994

Clearance Declaration Request

Dear Ms. Gorman:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Offering Statement qualified as soon as is practicable.

Dakota REIT acknowledges that:

●	Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;

●	The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

●	Dakota REIT may not assert the lack of comment by SEC staff on the Offering Statement Amendment or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and sell shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws and Dakota REIT hereby confirms that at least one state has registered the offering. As the offering is under our dividend reinvestment plan, Dakota REIT will not be engaging any FINRA member firm to participate in the offering.

Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ George Gaukler
George Gaukler
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317